UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Diginex Private Offering of Securities.

On July 20, 2026, Diginex Limited (the “Company”) signed securities purchase agreements (the “SPAs”), with three unrelated parties (the “Investors”), to raise $20 million in exchange for the issuance of 20 million ordinary shares (the “Shares”) and 20 million warrants (the “Warrants”) that can be exercised at $1 per warrant. Each Warrant may be exercised to purchase one ordinary share, par value $0.0004 per share at a price of $1,00 per share and the Warrants are exercisable for a period of 5 years from the date of issuance. Pursuant to the SPAs, the Investors shall pay the purchase price over time and the Investors will receive the Shares upon payment of the initial payment under the SPAs and the Investors shall receive the Warrants upon the payment of the final payment under the SPAs. The Shares and Warrants were sold in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D and/or Regulation S promulgated thereunder.

Investor 1, a resident of Dubai, UAE (“Investor 1”), signed a securities purchase agreement, dated July 20, 2026 with the Company to purchase 10,000,000 Ordinary Shares and 10,000,000 warrants for a purchase price of $10,000,000 (the “Investor 1 SPA”). Investor 1 shall pay the purchase price as follows: (i) $1,000,000 on or before, July 30, 2026, (ii) $1,000,000 on or before, October 16, 2026; (iii) $1,500,000 on or before, November 20, 2026, (iv) $1,500,000 on or before, December 18, 2026; and (v) $5,000,000 on or before, March 31, 2027.

Investor 2, an entity with offices located in Dubai UAE (“Investor 2”), signed a securities purchase agreement, dated July 20, 2026 with the Company to purchase 5,000,000 Ordinary Shares and 5,000,000 warrants for a purchase price of $5,000,000 (the “Investor 2 SPA”). Investor 2 shall pay the purchase price as follows: (i) $750,000 on or before, July 28, 2026 and (ii) $4,250,000 on or before January 31, 2026.

Investor 3, an entity formed in the Cayman Islands (“Investor 3”), signed a securities purchase agreement, dated July 20, 2026 with the Company to purchase 5,000,000 Ordinary Shares and 5,000,000 warrants for a purchase price of $5,000,000 (the “Investor 3 SPA”). Investor 3 shall pay the purchase price as follows: (i) $750,000 on or before, July 28, 2026 and (ii) $4,250,000 on or before February 28, 2026.

The foregoing description of the Investor 1 SPA, Investor 2 SPA and the Investor 3 SPA do not purport to be complete and are qualified in their entirety by the terms and conditions of the actual agreement, copies of which are attached hereto as Exhibits 10.1, 10.2 and 10.3, and are incorporated herein by reference.

The Company will pay a fee of $1 million payable through the issuance of 1,000,000 shares of the Company’s Ordinary Shares to VB Capital Limited, an unrelated entity, organized in the British Virgin Islands, for introducing the Investors to the Company, pursuant a written agreement, dated June 30, 2026 (the “Introducer Agreement”).

The foregoing description of the Introducer Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is attached hereto as Exhibit 10.4, and is incorporated herein by reference.

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated July 20, 2026 by and between Investor 1 and Diginex Limited.
10.2	Securities Purchase Agreement, dated July 20, 2026 by and between Investor 2 and Diginex Limited.
10.3	Securities Purchase Agreement, dated July 20, 2026 by and between Investor 3 and Diginex Limited.
10.4	Introducer Agreement, dated June 30, 2026, by and between VB Capital Limited and Diginex Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: August 7, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)